Exhibit 24.1

Consent of Snowden Mining Industry Consultants Inc.

Reference is made to the Annual Report of Midway Gold Corp. (the “Company”) on Form 10-K filed with the Securities and Exchange Commission on March 12, 2013 (the “Annual Report”).

I hereby consent to the references to our name under the heading “Description of Properties” and to the summary of the technical reports "Golden Eagle Project, Washington State, USA, Technical Report" dated July 2009” entitled in the Annual Report which the Company used, or directly quoted from, in preparing summaries concerning the Company’s mineral resources which appear in such Annual Report and the incorporation therein of such references to the Company’s registration statements on Form S-3 (Nos. 333-186230, 333-184475, 333-172009 and 333-165842) and on Form S-8 (Nos. 333-181337 and 333-148796).

/s/ “Bob McCarty”

Snowden Mining Industry Consultants Inc.

March 12, 2013